UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

20 February 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

20 February 2024

Diageo announces appointment to its Board of Directors

Diageo announces the appointment of Julie Brown as a Non-Executive Director, effective 5 August 2024. On appointment, Julie will succeed Alan Stewart as Chair of the Audit Committee, who will retire from the Board immediately prior to Diageo's AGM in September 2024.

Julie has been Chief Financial Officer and Executive Director of GSK plc since 1 May 2023, prior to which she served as Chief Operating and Financial Officer and Executive Director, Burberry Group plc between 2017 and 2023. Julie has also served as Group CFO of Smith & Nephew plc from 2013 to 2017 having previously worked for 25 years at AstraZeneca PLC in various finance, commercial and strategic roles including as regional and country president and latterly as Interim Group CFO. She has extensive experience in financial and strategic matters, business transformation and executive leadership in complex multi-national UK-listed organisations within the life sciences and consumer goods sectors.

In addition to her executive roles, Julie was a Non-Executive Director and Audit Chair of Roche Holding AG from 2016 to 2022 and has been a member of the UK Prime Minister's Business Council. She is a Fellow of the Institute of Chartered Accountancy and the Institute of Tax, having qualified with KPMG.

Diageo chairman, Javier Ferrán, said:

"I am delighted that Julie will be joining the Board and succeeding Alan as Chair of the Audit Committee in August. Julie brings many years of experience in financial, commercial and strategic roles in international companies operating in highly regulated industries. She is strongly committed to enabling diversity in business and to creating sustainable, long-term value for stakeholders. I look forward to her contribution to Board discussions and to working with her in progressing Diageo's ambition to be one of the most trusted and respected consumer products companies in the world.

"On behalf of the Board, I would like to thank Alan Stewart who has been a Director since 2014 and Chair of the Audit Committee since 2017.  Alan has served Diageo with great distinction during this period, and we have benefitted greatly from his expertise and strategic input.  We wish him the very best for the future."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

Further biographical information:

In addition to the roles and experience mentioned above, Julie Brown is co-Chair of the CFO Leadership Network, Accounting for Sustainability, which is part of King Charles III Charitable Foundation (formerly known as The Prince of Wales's Charitable Foundation), a member of the Mayor of London's Business Advisory Board and of The 100 Group Main Committee, and Patron of Oxford University Women in Business.

For further information please contact: Investor Relations:
Durga Doraisamy	+44 (0) 7902 126 906
Andy Ryan	+44 (0) 7803 854 842
investor.relations@diageo.com
Media Relations:
Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana Isabel Batchelor	+44 (0) 7751 742 072 +44 (0) 7731 988 857
press@diageo.com

   About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 20 February 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary